January 18, 2013

Re:	American Vanguard Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed on March 9, 2012

File No. 001-13795

On behalf of American Vanguard Corporation, I am responding to your letter dated December 12, 2012 to myself in my capacity as CFO of American Vanguard Corporation, regarding the Commission’s review of both our Form 10-K for the fiscal year ended December 31, 2011 and our Form 10-Q for the fiscal quarter ended September 30, 2012. In response to the comments raised in your letter, we confirm that we will revise our future filings as more fully described below. Further, in response to your request for additional information or clarification, we provide the following responses. For your convenience, we have re-presented the Commission’s comments in bold-italicized font and indicated our answers in non-italics, non-bold.

1.	Please consider revising to provide a description of the manufacturing and distribution of your products.

Company response: The Company will expand its disclosure on Form 10-K for Fiscal Year Ended December 31, 2012 to incorporate a brief description of its manufacturing and sales logistics processes.

Manufacturing and Distribution

Through its four domestic manufacturing facilities (see Item 2, Properties), AMVAC synthesizes many of the technical grade active ingredients that are used in its end-use products. Further, AMVAC formulates and packages the majority of its end use products at its own facilities or at the facilities of specialist formulators. AMVAC distributes its products domestically through national distribution companies (see “Customers” above) that purchase AMVAC’s goods on a purchase order basis, and, in

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

turn, sells them to retailers and/or growers/end-users. The company’s domestic and international distributors typically have long-established relationships with retailers/end-users, far-reaching logistics and transportation capabilities, and customer service expertise. The markets for AMVAC’s products vary by region, target crop/use and the type of distribution channel, and AMVAC’s customers are expert in addressing these markets. Internationally, the Company sells products either via its sales offices in the Netherlands, Mexico or Costa Rica, via employed sales force executives located in France, Canada or Venezuela, or via sales agents in other territories.

2. Please revise your net sales discussion to quantify the effects of price and volume on results. Refer to Item 303(a) (3) (iii) of Regulation S-K.

Company Response: The Company sells its products in many different forms, such as liquids, granules, powders, micro-encapsulated products. These products are sold in either a concentrated, diluted or formulated form. Because of the variety of forms in which our products are sold, a single volume measurement is not a key metric that we track. However, for the Form 10-K for fiscal year ending December 31, 2012 and all subsequent filings, we will revise our net sales discussion to include additional disclosure indicating, on a product group level, the main drivers of price increase and, by difference, the drivers related to volume.

3. We note your discussion and analysis of costs of sales is limited to the context of gross margin, which does not address your cost of sales directly. We believe your gross margin disclosure should be supplemented with or, preferably, replaced by a discussion and analysis of costs of sales on a stand-alone basis (not in the context of gross margin). Further, we believe such disclosure should include separate quantification and discussion of changes in significant components of cost of sales that caused costs of sales to materially vary (or not vary when expected to). Additionally, the impacts of material variances in components of costs of sales that offset each other should be separately disclosed and quantified. In this regard, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute the change in gross margin, in part, to improved manufacturing activity, but you do not quantify this factor.

We believe your disclosures could be improved and made more user-friendly by:

•	increasing the use of tables to present dollar and percentage changes in accounts and margin rates, rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; and

•	ensuring that all material factors are quantified and analyzed.

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

Please provide us with a copy of your intended revised disclosure.

Company Response: We will revise our future filings to comport with the recommendations set forth in your comment letter. We have prepared the following disclosure based upon our financial results reported for the fiscal year ended December 31, 2011.

Net Sales	2011	2010	Variance
Insecticides	137,460	84,500	52,960
Herbicides	90,782	86,780	4,002
Other	47,175	32,113	15,062

Crop	275,417	203,393	72,024
Non Crop	29,012	23,466	5,546

Total	304,429	226,859	77,570

Cost of Goods	2011	2010	Variance
Insecticides	(75,771)	(52,904)	(22,867)
Herbicides	(60,219)	(54,260)	(5,959)
Other	(29,079)	(18,312)	(10,767)

Crop	(165,069)	(125,476)	(39,593)
Non Crop	(16,292)	(15,062)	(1,230)

Total	(181,361)	(140,538)	(40,823)

Gross Margin
Insecticides	61,689	31,596	30,093
Herbicides	30,563	32,520	(1,957)
Other	18,096	13,801	4,295

Gross Margin Crop	110,348	77,917	32,431
Gross Margin Non-Crop	12,720	8,404	4,316

Total Gross Margin	123,068	86,321	36,747

Gross Margin Crop	40%	38%
Gross Margin Non Crop	44%	36%
Total Gross Margin	40%	38%

Our cost of sales for 2011 was $181,361 or 60% of net sales. This compared to $140,538 or 62% of net sales for 2010. The decline in cost of sales as a percentage of net sales in 2011 arose primarily from the following factors. In 2011 the Company focused on selling those products having higher margins or lower costs. At the same time, we de-emphasized sales of those products that are subject to pricing pressure from generic competition (e.g., acephate, bifenthrin and permethrin) which products typically have a high cost of sales as compared to the market selling price. Further, with

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

increased demand for plant capacity relating to the production of our own products, we allowed a drop in manufacturing activity for third parties. Typically, such activities enable us to cover costs but do not generate much, if any, gross profit. As detailed in the table, the change in volume, mix, price and manufacturing activity resulted overall in a 2% improvement in gross margin to 40% in 2011 as compared to 38% for the same period of the prior year.

4. We note from your disclosure on page 29 that accrued program costs are a critical accounting policy. However, it is not apparent from your results of operations disclosure whether accrued program costs had a material impact on results in the years presented. Please advise.

Company Response: Program costs are material to our financial statements and involve significant estimates by management in the normal course of our financial reporting. If our estimated program accruals are inaccurate, then our reported program costs (contra-revenue) for a given period could result in significant and unexpected fluctuations in our reported results. Because of this risk, we believe that the program accrual policy is critical. Historically our program cost estimates have been accurate and consistent in relation to gross sales. Accordingly, program related activities and costs have not fluctuated in a manner causing a material impact to our gross margin that would require further disclosure.

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

5. Please confirm that your principal executive officer, principal financial officer and principal accounting officer or controller will sign your Form 10-K in their individual capacities. These signatures should appear in the second signature block of the signature section.

Company Response: We confirm that the persons holding such positions will sign the Form 10-K in their individual capacities. Below is a draft of the signature block for future Form 10-K filings.

AMERICAN VANGUARD CORPORATION

(Registrant)

By:	/S/ ERIC G. WINTEMUTE	By:	/S/ DAVID T. JOHNSON

	Eric G. Wintemute		David T. Johnson
	Chief Executive Officer and Chairman of the Board		Chief Financial Officer and Principal Accounting Officer

	March 1, 2013		March 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

By:	/S/ ERIC G. WINTEMUTE	By:	/S/ DAVID T. JOHNSON
	Eric G. Wintemute		David T. Johnson
	Principal Executive Officer and Chairman of the Board		Principal Financial Officer and Principal Accounting Officer

	March 1, 2013		March 1, 2013

By:	/S/ DEBRA EDWARDS	By:	/S/ JOHN L. KILLMER
	Debra Edwards Director		John L. Killmer Director

	March 1, 2013		March 1, 2013

By:	/S/ LAWRENCE S. CLARK	By:	/S/ CARL R. SODERLIND
	Lawrence S. Clark Director		Carl R. Soderlind Director

	March 1, 2013		March 1, 2013

By:	/S/ IRVING J. THAU	By:	/S/ ALFRED INGULLI
	Irving J. Thau		Alfred Ingulli
	Director		Director

	March 1, 2013		March 1, 2013

By:	/S/ ESMAIL ZIRAKPARVAR	By:	/s/ Jerome Coben
	Esmail Zirakparvar		Jerome Coben
	Director		Director

	March 1, 2013		March 1, 2013

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

6. Based on your disclosure, it appears that intangible assets consist of product rights, customer lists, and trademarks. Please revise to disclose the gross carrying amount and accumulated amortization by major intangible asset class for each balance sheet date presented. Refer to ASC 350-30-50-2.

Company Response: We will revise our disclosure, as requested, for the Form 10-K for Fiscal Year Ended December 31, 2012 and subsequent filings. Using information derived from our Form 10-K for the fiscal period ended December 31, 2011, our revised disclosure would be as follows:

	2011			2010
	Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value

Product Rights	135,901	33,130	102,771	138,591	27,727	110,864

Customer Lists	1,091	109	982	183		183

Trademarks	12,941	505	12,436	4,202		4,202

Total Intangibles	149,933	33,744	116,189	142,976	27,727	115,249

The primary identifiable intangible assets of the Company relate to product rights and trademarks associated with its product line acquisitions. Product rights generally consist of product registrations, related technical data and other supporting data filed with the United States Environmental Protection Agency, state regulatory agencies and other similar agencies in the international territories in which we do business. In December 2010, the Company completed three product line acquisitions and performed valuations designed to identify and value the intangible assets acquired. Results of 2010 acquisitions were included in the Company’s operations from the dates of the respective acquisitions and pro forma results are not provided since the amounts are not material to the consolidated results of operations.

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

7. Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to. Please represent to us and please revise future filings to state management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Company response: We hereby represent as indicated below and will revise our future filings to state management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e). Our revised conclusion will read as follows:

Management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, periodically evaluate the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective in ensuring that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported on a timely basis, and (ii) accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In responding to your comments please provide a written statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Company response: We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

Please feel free to contact either me at 949-260-6006 or Timothy Donnelly at 949-221-6115 if you have any questions or require further clarification on this matter.

Sincerely,

/s/ David T. Johnson

David T. Johnson

Chief Financial Officer,

Vice President & Treasurer

American Vanguard Corporation

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200